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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 44376

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ACGM, Inc. (Formerly HKC Securities Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue, 41st Floor, Suite 4103
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carlos Abadi (212) 319-0261
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos Abadi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACGM, Inc. (Formerly HKC Securities Inc.), as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Sworn to (or affirmed) before me this 17th day of February, 2012 by Carlos Abadi

[signature]
Notary Public

[signature]
Signature

PRESIDENT
Title

GEORGE NIXON
Notary Public - State of New York
NO. 01NI6237381
Qualified in Kings County
My Commission Expires 03/21/15

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACGM, INC.
(FORMERLY HKC SECURITIES INC.)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

ACGM, INC.
(FORMERLY HKC SECURITIES INC.)

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Management of
ACGM, Inc. (Formerly HKC Securities Inc.)

We have audited the accompanying statement of financial condition of ACGM, Inc. (formerly HKC Securities Inc.) (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ACGM, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 17, 2012

ACGM, INC.
(FORMERLY HKC SECURITIES INC.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash	$	106,725
Receivables from clearing brokers, including clearing deposit of $2,000,000		19,884,260
Securities owned, pledged, at fair value		254,484,961
Securities purchased under agreements to resell, at fair value		183,868,750
Accrued interest receivable		1,864,530
Fees receivable		23,340
Office equipment, net		7,663
Due from affiliate		40,386
Other assets		58,874
	$	460,339,489
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Securities sold, not yet purchased, pledged, at fair value	$	248,747,969
Securities sold under agreements to repurchase, at fair value		206,287,075
Accrued interest payable		788,992
Accounts payable and accrued expenses		494,550
Due to Parent		1,200,868
Total liabilities		457,519,454
Stockholder's equity		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in capital		5,462,356
Accumulated deficit		(2,643,321)
Total stockholder's equity		2,820,035
	$	460,339,489

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

ACGM, Inc., (formerly HKC Securities Inc.) (the "Company") is a Qualified Subchapter S corporation organized under the laws of the state of New York. Effective June 2, 2011, the Company became wholly-owned by Advanced Capital Holdings, Inc. (the "Parent").

The Company was acquired from Harold and Maya Cohen by the Parent pursuant to a stock purchase agreement dated June 28, 2010 whereby all of the outstanding common stock would be purchased by the Parent. On July 5, 2011, the Company changed its name from HKC Securities Inc. to ACGM, Inc.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in securities transactions on a fully disclosed basis through its clearing brokers. The Company also acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 17, 2012. Subsequent events have been evaluated through this date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Interest Receivable and Payable

The Company records all interest accrued on debt securities purchased or sold, not yet purchased on a trade date basis. The total accrued interest receivable and payable at December 31, 2011 was approximately $1,864,500 and $789,000, respectively.

Receivable from Clearing Broker

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the clearing brokers, Industrial and Commercial Bank of China Financial Services LLC ("ICBC") and JP Morgan Clearing Corporation ("JPMCC"), pursuant to fully disclosed clearing agreements.

1. Nature of business and summary of significant accounting policies (continued)

Receivable from Clearing Broker (continued)

In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

As of December 31, 2011, the receivable due from clearing broker represents cash held by ICBC and JPMCC to facilitate settlement and clearance of securities transactions. The receivable due from clearing broker includes a required deposit of $2,000,000. The receivable due from clearing broker also includes a net balance of approximately $207,000 held by MF Global Inc., which includes an allowance for doubtful account of approximately $94,000 taken by the Company (see Note 11).

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Securities owned are carried at fair value. Realized and unrealized gains and losses on securities owned are included in the statement of operations.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Investment Banking and Advisory Fees

Investment banking and advisory fees are recorded in accordance with the terms of the investment banking and advisory agreements and, where applicable, recognized on a pro rata basis over those terms.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets ranging from five to seven years.

Income Taxes

As a Qualified Subchapter S corporation the Company's income or loss will be included in the Parent's federal, state and local income tax returns and accordingly will be the responsibility of the Parent. Accordingly, no provision has been made for federal, state and local income taxes.

As of December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since 2008.

2. Cash and concentration of credit risk

The Company maintains its cash balances in one financial institution, which at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses from this counterparty.

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Assets (at fair value)				
Investments in securities				
Securities owned, pedged, at fair value				
U.S. government obligations	$ 250,676,289	$ -	$ -	$ 250,676,289
State and municipal obligations	3,808,672			3,808,672
Total investments in securities	$ 254,484,961	$ -	$ -	$ 254,484,961
Liabilities (at fair value)				
Securities sold, not yet purchased, pledged, at fair value				
U.S. government obligations	$ 248,747,969	$ -	$ -	$ 248,747,969
Total securities sold short	$ 248,747,969	$ -	$ -	$ 248,747,969

4. Securities purchased under agreements to resell and securities sold under agreements to repurchase

Transactions involving purchases of securities under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financial transactions, and are recorded at their contracted resell or repurchase amounts. In addition, interest on both types of transactions are included in accrued interest receivable and accrued interest payable, respectively.

In connection with transactions in agreements to resell, it is the Company's policy that its clearing broker, ICBC, take possession of the underlying collateral securities, the fair value of which exceeds the principal amount of the agreements to resell, including accrued interest, at all times. At December 31, 2011, securities with a fair value of approximately $248,748,000 were received as collateral for securities purchased under agreements to resell. If the counterparty defaults under agreements to resell, and the fair value of the collateral declines, the realization of the collateral by the Company may be delayed or limited.

At December 31, 2011, securities with a fair value of approximately $254,485,000 which are included in securities sold in the statement of financial condition, were pledged to collateralize securities sold under agreements to repurchase.

5. Office equipment

Details of office equipment at December 31, 2011 are as follows:

Computer hardware and software	$	7,626
Furniture and office equipment		113,356
		120,982
Less accumulated depreciation		113,319
	$	7,663

Depreciation expense for the year ended December 31, 2011 was approximately $10,000.

6. Related party transactions

Service Agreement and Due to Parent

Pursuant to an expense sharing agreement, the Company's Parent provides various services and other operating assistance to the Company. These include personnel, professional services, physical premises, utilities, the use of fixed assets, insurance and other general and administrative services. For the year ending December 31, 2011, the total amount incurred by the Company under the expense sharing agreement was approximately $1,769,000 of which approximately $568,000 was paid in 2011 by the Company to the Parent, and the remainder of approximately $1,201,000 was due to the Parent at December 31, 2011.

6. Related party transactions (continued)

Due from affiliate

The Company paid approximately $40,000 of an affiliate's expenses in August 2011 which is included in statement of financial condition as due from affiliate.

7. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

8. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $2,178,000, which was approximately $1,928,000 in excess of its minimum requirement of $250,000.

9. Exemption from Rule 15c3-3

The Company does not carry any customer accounts and is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

10. Income taxes

At December 31, 2011, the Company had a net operating loss carry-forward ("NOL") of approximately $2.4 million for New York City income tax purposes, expiring in 2031. The NOL creates a deferred tax asset of approximately $214,000. The Company also recorded a valuation for the same amount due to the uncertainty of realizing the future tax benefit.

11. MF Global Bankruptcy

On October 31, 2011, MF Global Holdings Ltd., the parent of MF Global Inc. (collectively "MF Global"), a former clearing broker of the Company, filed under Chapter 11 of the U.S. Bankruptcy Code with the United States Bankruptcy Court in the Southern District of New York. As a result, the SEC and the CFTC determined that a SIPC-led bankruptcy proceeding would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act. As of October 31, 2011, the Company held approximately $106,000 in a certificate of deposit, and cash collateral of approximately $195,000 with MF Global.

In October of 2011, the Company transferred approximately $4.6 million out of its MF Global brokerage account into a bank account with Citibank. Based to the timing of this withdrawal, the Company may be subject to clawback provisions under the Chapter 11 of the U.S. Bankruptcy Code, since the transfer of funds occurred within six months of the Bankruptcy Filing. Management does not believe that these funds transferred before the bankruptcy will be subject to potential clawbacks through the bankruptcy proceedings. The financial statements do not include any adjustments for these events or uncertainties.

In January 2012, the Company recovered approximately $75,000 in cash held by MF Global and a certificate of deposit held by MF Global with a market value of approximately $106,000. The cash and certificate of deposit were classified in the statement of financial condition as receivables from clearing brokers. The Company is unable to estimate the amount and timing of any additional funds that may be recovered as a result of a claim filed with the Securities Investor Protection Corporation in November 2011. The financial statements do not include any adjustments for these uncertainties.